December 13, 2024

VIA EDGAR

Jane Park

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	FOXO Technologies Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 31, 2024
File No. 001-39783

Dear Ms. Park:

On behalf of FOXO Technologies Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated August 7, 2024, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 31, 2024. Please note that for the Staff’s convenience, we have recited the Staff’s comment in hold face type and provided the Company’s response immediately thereafter. Please also note that we are simultaneously filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A.

Preliminary Proxy Statement on Schedule 14A filed July 31, 2024.

General

1. We note that Proposal 5 of your proxy statement seeks the authorization of the issuance of 20% or more of your outstanding common stock in connection with the acquisition of Myrtle Recovery Centers, Inc. We also note that you are seeking stockholder approval of the potential issuance of shares of common stock in connection with the acquisition of Rennova Community Health, Inc. pursuant to Proposal 6 of your proxy statement. As it appears that Proposals 5 and 6 involve solicitations of your shareholders for the purpose of issuing additional shares which are to be used to acquire other specified companies, and your shareholders will not have separate opportunities to vote upon these transactions, please revise your disclosure to provide the information required by Note A of Schedule 14A for each proposal, including the information set forth in Items 11, 13 and 14 of Schedule 14A, or provide us your analysis why this information is not required. When providing this disclosure, please include the amount of securities to be issued, all audited and pro forma financial information required by Items 13 and 14 of Schedule 14A, and all transaction-related information required by Item 14 of Schedule 14A. Additionally, please file the amended proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

Please note that the proposals to be considered at the Annual Meeting have been revised so that the Company is no longer seeking approval for proposals relating to the acquisition of other specified companies. In the case of each of Myrtle and RCHI, the agreements to acquire the entities have closed and each is already a subsidiary of the Company. As a result, the Company respectfully believes that the changes in the proposals remove the issues raised by the prior comment.

If you have any questions, please contact me at (305) 379-9141.

Very truly yours,

J. Thomas Cookson

Cc:	Abby Adams
Securities and Exchange Commission

Seamus Lagan
FOXO Technologies Inc.